SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 66)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905 10 0
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2003
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      77.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      86.8%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      86.8%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      77.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      77.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      86.8%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,597,463
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,597,463

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,597,463

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      89.2%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          3,383
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   108,312,463
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           3,383

                               10     SHARED DISPOSITIVE POWER

                                                    108,312,463

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,383

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 66
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background

         Item 2(a) is amended and restated as follows.

         (a) This Statement is filed (i) by Valhi Group, Inc. ("VGI") and National City Lines, Inc. ("National") as direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), by NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         VGI, National and Contran are the direct holders of approximately 77.6%, 9.1% and 2.1%, respectively, of the 119,437,836 Shares outstanding as of February 7, 2003 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 1.3% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.4% of the Outstanding Shares. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such Shares and
(iii) may be deemed the indirect beneficial owner of such Shares. The description of the CDCT No. 2 is qualified in its entirety by reference to the copy of the Amended and Restated Contran Deferred Compensation Trust No. 2 Agreement between Contran and U.S. Bank National Association filed as Exhibit 1 to Amendment No. 64 to this Statement, which agreement is incorporated herein by reference.

         The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The Company established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Mr. Simmons is chairman of the board of the Company, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in the Shares held by the CMRT.

         The Company and Tremont LLC are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL Industries, Inc. ("NL") and together may be deemed to control NL. The Company is the sole member of Tremont LLC and may be deemed to control Tremont LLC. Valmont Insurance Company ("Valmont"), NL, and a subsidiary of NL directly own 1,000,000 Shares, 3,522,967 Shares and 1,186,200 Shares, respectively. The Company is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, the Company treats the Shares that Valmont, NL and its subsidiary own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended as follows.

         The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $779,329.00. Such funds were provided by Contran's cash on hand and no funds were borrowed for such purpose.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         Item 4 is amended as follows.

         On February 7, 2003, a wholly owned subsidiary of the Company merged (the "TGI Merger") with and into Tremont Group, Inc. ("TGI"), with TGI surviving the merger as a wholly owned subsidiary of the Company. The description of the TGI Merger contained in this Statement is qualified in its entirety by reference to the Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30, 2002, which exhibit is incorporated herein by reference.

         Promptly after the TGI Merger, another wholly owned subsidiary of the Company merged (the "Tremont Merger") with and into Tremont Corporation ("Tremont") with Tremont surviving as a wholly owned subsidiary of the Company. Pursuant to the Tremont Merger, each former stockholder of Tremont, other than the Company and TGI, received 3.4 Shares for each outstanding share of Tremont common stock held by such stockholder immediately prior to the Tremont Merger, and cash in lieu of any fractional Shares to which the former Tremont stockholder would otherwise have been entitled. Shares of Tremont common stock held directly by the Company and TGI prior to the Tremont Merger were canceled in the Tremont Merger. The description of the Tremont Merger contained in this Statement is qualified in its entirety by reference to the Agreement and Plan of Merger (Restated to include Amendment No. 1 thereto) by and among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation set forth in Appendix A to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by the Company on January 8, 2003 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"), which Appendix A is incorporated herein by reference.

         Promptly after the Tremont Merger, TGI and Tremont merged (collectively with the TGI Merger and the Tremont Merger, the "Mergers") with and into Tremont LLC, with Tremont LLC surviving as a wholly owned limited liability company of the Company.

         Pursuant to the TGI Merger, the Company issued 3,495,200 Shares to NL, which was the only stockholder of TGI other than the Company. The number of Shares issued to NL in the TGI Merger was equal to NL's 20% pro rata interest in the 5,141,421 shares of Tremont common stock owned by TGI, adjusted for the same
3.4 exchange ratio in the Tremont Merger. Additionally, pursuant to the Tremont Merger, the Company issued 27,767 Shares to NL, plus cash in lieu of a fractional share, in exchange for the 8,167 shares of Tremont common stock NL directly owned prior to the Tremont Merger.

         Immediately after the Mergers, NL directly and indirectly owned 4,709,167 Shares as a result of the issuance to NL of 3,522,967 Shares in the TGI and Tremont Mergers in addition to the 1,186,200 Shares owned by a subsidiary of NL prior to the Mergers.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Eugene K. Anderson, Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Harold C. Simmons, Glenn R. Simmons, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows.

         (a) VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and Mr. Harold C. Simmons are the direct beneficial owners of 92,739,554, 10,891,009, 2,527,500, 1,600,000, 439,400, 115,000 and 3,383 of the Shares,
respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) VGI, Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 92,739,554 Shares (approximately 77.6% of the Outstanding Shares) that VGI directly holds;

                  (2) National, NOA and Southwest each may be deemed to be the beneficial owner of the 103,630,563 Shares (approximately 86.8% of the Outstanding Shares) that VGI and National directly hold;

                  (3) Contran may be deemed to be the beneficial owner of the 106,597,463 Shares (approximately 89.2% of the Outstanding Shares) that VGI, National, Contran and the CDCT No. 2 directly hold; and

                  (4) Harold C. Simmons may be deemed to be the beneficial owner of the 108,315,846 Shares (approximately 90.7% of the Outstanding Shares) that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and he directly hold.

         Except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

         (b) By virtue of the relationships described in Item 2:

                  (1) VGI, Dixie Holding and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the Shares that VGI directly holds;

                  (2) National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares that VGI and National directly hold;

                  (3) Contran may be deemed to share the power to vote and direct the disposition of the Shares that VGI, National, Contran and the CDCT No. 2 directly hold; and

                  (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and he directly hold.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own the Shares as indicated on Schedule C to this Statement.

         (c) The table below sets forth transactions in the Shares by the Reporting Persons during the past 60 days. Contran was the only Reporting Person to have transactions in the Shares during the past 60 days. Contran executed all of such transactions, which were all purchases of Shares, on the New York Stock Exchange.

                                          Number of           Approximate Price Per Share ($)
             Date                           Shares               (exclusive of commissions)
       ----------------                ---------------        -------------------------------
           02/10/03                            1,100                        $8.1600
           02/10/03                              400                        $8.2000
           02/10/03                            3,000                        $8.2500
           02/10/03                              500                        $8.3000
           02/10/03                              100                        $8.4000
           02/10/03                              100                        $8.5800
           02/11/03                              200                        $8.5800
           02/11/03                            2,000                        $8.6000
           02/11/03                              100                        $8.5600
           02/11/03                            4,600                        $8.7000
           02/11/03                              300                        $8.6400
           02/11/03                              300                        $8.6500
           02/11/03                              200                        $8.6900
           02/11/03                              200                        $8.8200
           02/11/03                            4,100                        $8.9000
           02/11/03                              800                        $8.8500
           02/11/03                            6,500                        $8.8600
           02/12/03                              700                        $9.1500
           02/12/03                              100                        $9.1100
           02/12/03                            2,500                        $9.0000
           02/12/03                              200                        $8.9900
           02/12/03                            6,500                        $9.2400
           02/12/03                            5,900                        $9.3500
           02/13/03                           15,000                        $9.4000
           02/13/03                              100                        $9.3800
           02/13/03                            5,000                        $9.4100
           02/13/03                              100                        $9.4400
           02/13/03                           11,300                        $9.5000
           02/13/03                              100                        $9.4900
           02/14/03                           10,000                        $9.6500
           02/14/03                            2,200                        $9.5700

         Certain of the persons named on Schedule B to this Statement acquired Shares during the past 60 days. Such acquisitions are set forth on Schedule D attached hereto and incorporated herein by reference. The Reporting Persons understand that such acquisitions were all of the transactions by the persons named on Schedule B during the past 60 days.

         (d) Each of VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

         (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended as follows.

Exhibit 1 Press release of Valhi, Inc. dated February 7, 2003 (incorporated by referenced to Exhibit 99.1 to the Current Report on Form 8-K dated February 11, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission on February 11, 2003).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 17, 2003




                                                       /s/ Harold C. Simmons
                                                       ---------------------
                                                       Harold C. Simmons
                                                       Signing in his
                                                       individual capacity only.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 17, 2003





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.

                                   SCHEDULE B


         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), National City Lines, Inc.
("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest") and Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

       Name                Present Principal Occupation
--------------------       -----------------------------------------------------

Eugene K. Anderson         Vice president of Contran, Dixie Holding, Dixie Rice,
                           National, NOA, Southwest, Tremont LLC, a wholly owned limited liability company of Valhi, Inc., Valhi, Inc.
                           (the  "Company") and VGI; and treasurer of the Harold
                           Simmons Foundation, Inc. (the "Foundation").

Robert D. Graham           Vice president of Contran, Dixie Holding, Dixie Rice,
                           National, NOA, Southwest, Tremont LLC, the Company and VGI.

J. Mark Hollingsworth      Vice president and general counsel of Contran,  Dixie
                           Holding,   Dixie  Rice,  National,   NOA,  Southwest,
                           Tremont LLC, the Company and VGI;  general counsel of
                           the    Foundation;    general    counsel   of   CompX
                           International  Inc.,  an  affiliate  of  the  Company
                           ("CompX");  general  counsel of The  Combined  Master
                           Retirement  Trust,  a trust  the  Company  formed  to
                           permit  the  collective  investment  by  trusts  that
                           maintain the assets of certain employee benefit plans
                           the Company and related companies adopt (the "CMRT");
                           and acting general  counsel of Keystone  Consolidated
                           Industries,   Inc.  ("Keystone"),   an  affiliate  of
                           Contran.

William J. Lindquist       Director and senior vice president of Contran,  Dixie
                           Holding, National, NOA, Tremont LLC and VGI; senior vice president of Dixie Rice, Southwest and the Company.

A. Andrew R. Louis         Secretary of Contran,  CompX,  Dixie  Holding,  Dixie
                           Rice,  National,  NOA,  Southwest,  Tremont  LLC, the
                           Company and VGI.

Kelly D. Luttmer           Tax director of Contran,  CompX, Dixie Holding, Dixie
                           Rice, National, NOA, Southwest, Tremont LLC, VGI and the Company.

Andrew McCollam, Jr. (1)   President  and  director  of  Southwest;  director of
                           Dixie Rice; and a private investor.

Harold M. Mire (2)         Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien           Vice president and treasurer of Contran,  Dixie Rice,
                           Southwest and Tremont LLC; vice president, chief financial officer and treasurer of the Company; and director, vice president and treasurer of Dixie
                           Holding, National, NOA and VGI.

Glenn R. Simmons           Vice chairman of the board of Contran, Dixie Holding,
                           National,  NOA,  Tremont  LLC,  the  Company and VGI;
                           chairman of the board of CompX and Keystone; director and executive vice president of Southwest and Dixie
                           Rice; director of NL Industries, Inc., a subsidiary of the Company ("NL"); and a director of Titanium
                           Metals  Corporation,  an  affiliate  of  the  Company
                           ("TIMET").

Harold C. Simmons          Chairman  of the  board of  Contran,  Dixie  Holding,
                           Dixie  Rice,  the  Foundation,   National,  NL,  NOA,
                           Southwest, Tremont LLC, the Company and VGI; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith           Vice president of Dixie Rice.

Gregory M. Swalwell        Vice  president  and  controller  of  Contran,  Dixie
                           Holding,  National, NOA, Tremont LLC, the Company and
                           VGI; vice president of Dixie Rice and Southwest.

Steven L. Watson           Director  and  president of Contran,  Dixie  Holding,
                           Dixie  Rice,   National,   NOA  and  VGI;   director,
                           president and chief executive officer of the Company;
                           director and executive  vice  president of Southwest;
                           director,   vice   president  and  secretary  of  the
                           Foundation; president of Tremont LLC; and a director of CompX, NL, Keystone and TIMET.

----------

(1) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

                                   SCHEDULE C

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

                                                            Shares                Options
           Name                                              Held                 Held (1)                Total
--------------------------                                -----------            -----------           -----------
Eugene K. Anderson (2)                                        1,446                  34,400               35,846

Robert D. Graham                                                -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                  74,400               74,400

William J. Lindquist                                            -0-                 125,700              125,700

A. Andrew R. Louis                                              -0-                  47,600               47,600

Kelly D. Luttmer                                                -0-                  44,600               44,600

Andrew McCollam, Jr.                                            550                     -0-                  550

Harold M. Mire                                                1,137                     -0-                1,137

Bobby D. O'Brien                                                -0-                  69,400               69,400

Glenn R. Simmons(3)                                          13,247                 148,000              161,247

Harold C. Simmons(4)                                          3,383                     -0-                3,383

Richard A. Smith                                                333                     -0-                  333

Gregory M. Swalwell(5)                                        1,166                  74,400               75,566

Steven L. Watson(6)                                          17,246                 163,300              180,546

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) The Reporting Persons understand that the Shares indicated as held by Eugene K. Anderson include 1,446 Shares held in his individual retirement account.

(3)      The Reporting Persons  understand the Shares indicated as held by Glenn
         R. Simmons include 2,511 Shares held in his individual retirement account. The Reporting Persons further understand that the Shares indicated as held by Mr. Simmons also include 800 Shares held in his wife's retirement account, with respect to which Mr. Simmons disclaims beneficial ownership.

(4) Mr. Harold C. Simmons may be deemed to possess indirect beneficial ownership of the Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT.

(5) The Reporting Persons understand that the Shares indicated as held by Gregory M. Swalwell include 1,166 Shares held in his individual retirement account.

(6) The Reporting Persons understand that the Shares indicated as held by Steven L. Watson include 2,035 Shares held in his individual retirement account.

                                   SCHEDULE D

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons had the following transactions in shares (the "Shares") of common stock, par value $0.01 per share, of Valhi, Inc. (the "Company") during the past 60 days. All of such transactions were acquisitions of Shares.

                                                 Acquisition
                                  Date of         Price Per          Shares
          Name                  Acquisition         Share           Acquired
--------------------------     ------------      -----------       ----------
Glenn R. Simmons                  02/07/03           (1)              64  (1)

Steven L. Watson                  02/07/03           (2)          15,211  (2)

Glenn R. Simmons                  02/14/03         $9.62          10,000  (3)

----------

(1) Acquired in exchange for 19 shares of common stock, par value $1.00 per share, of Tremont Corporation ("Tremont"), plus cash in lieu of a fractional share, as a result of the merger (the "Tremont Merger") of Tremont with and into a wholly owned subsidiary of the Company. The Tremont Merger was effective February 7, 2003. The closing prices per share of Tremont and Company common stock on February 6, 2003 were $27.98 and $8.14 per share, respectively.

(2) Acquired in the Tremont Merger plus cash in lieu of a fractional share in exchange for 4,474 shares of Tremont common stock. The closing prices per share of Tremont and Company common stock on February 6, 2003 were $27.98 and $8.14 per share, respectively.

(3)      An open market purchase effected on the New York Stock Exchange.